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FORM T-1


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE


CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)        [    ]


THE BANK OF NEW YORK
(Exact name of trustee as specified in its charter)

New York                                                      13-5160382
(State of incorporation                                       (I.R.S. employer
if not a U.S. national bank)                                  identification no.)


One Wall Street, New York, N.Y                                10286
(Address of principal executive offices)                     (Zip code)


POTOMAC ELECTRIC POWER COMPANY
(Exact name of obligor as specified in its charter)

District of Columbia
Virginia                                                      53-0127880
(State or other jurisdiction of                              (I.R.S. employer
incorporation or organization)                               identification no.)


701 Ninth Street, N.W.                                        20068
Washington, D.C.                                              (Zip code)
(Address of principal executive offices)


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Senior Notes
(Title of the indenture securities)


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1. **General information. Furnish the following information as to the Trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

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| Name | Address |
---

| Superintendent of Banks of the State of New York | 2 Rector Street, New York, N.Y. 10006, and Albany, N.Y. 12203 |
| Federal Reserve Bank of New York | 33 Liberty Plaza, New York, N.Y. 10045 |
| Federal Deposit Insurance Corporation | 550 17th Street, N.W. Washington, D.C. 20429 |
| New York Clearing House Association | New York, New York 10005 |

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   **If the obligor is an affiliate of the trustee, describe each such affiliation.**

   None.

16. **List of Exhibits.**

   **Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).**

   1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

   4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

   6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.


SIGNATURE


Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 9th day of June, 2003.

THE BANK OF NEW YORK


By:/s/  VAN K. BROWN
Name: VAN K. BROWN
Title:  VICE PRESIDENT

**EXHIBIT 7**

Consolidated Report of Condition of

THE BANK OF NEW YORK

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business March 31, 2003, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

|  | Dollar Amounts |
|---|---|
| **ASSETS** | In Thousands |
| Cash and balances due from depository institutions: | |
|   Noninterest-bearing balances and currency and coin | $ 4,389,492 |
| Interest-bearing balances | 3,288,212 |
| Securities: | |
|   Held-to-maturity securities | 654,763 |
|   Available-for-sale securities | 17,626,360 |
| Federal funds sold in domestic offices | 1,759,600 |
| Securities purchased under agreements to resell | 911,600 |
| Loans and lease financing receivables: | |
|   Loans and leases held for sale | 724,074 |
|   Loans and leases, net of unearned | |
|    income    32,368,718 | |
|   LESS: Allowance for loan and | |
|    lease losses    826,505 | |
|   Loans and leases, net of unearned | |
|    income and allowance    31,542,213 | |
| Trading Assets | 7,527,662 |
| Premises and fixed assets (including capitalized leases) | 825,706 |
| Other real estate owned | 164 |
| Investments in unconsolidated subsidiaries and associated | |
| companies | 260,940 |
| Customers' liability to this bank on acceptances outstanding | 225,935 |
| Intangible assets | |
|   Goodwill | 2,027,675 |
|   Other intangible assets | 75,330 |
| Other assets | 4,843,295 |

| | | |
|---|---|---|
| Total assets | | <u>$76,683,021</u> |
| **LIABILITIES** | | |
| Deposits: | | |
| In domestic offices | | $33,212,852 |
| Noninterest-bearing | 12,997,086 | |
| Interest-bearing | 20,215,766 | |
| In foreign offices, Edge and Agreement subsidiaries, and | | |
| IBFs | | 24,210,507 |
| Noninterest-bearing | 595,520 | |
| Interest-bearing | 23,614,987 | |
| Federal funds purchased in domestic | | |
| offices | | 375,322 |
| Securities sold under agreements to repurchase | | 246,755 |
| Trading liabilities | | 2,335,466 |
| Other borrowed money: | | |
| (includes mortgage indebtedness and obligations under | | |
| capitalized leases) | | 959,997 |
| Bank's liability on acceptances executed and outstanding | | 227,253 |
| Subordinated notes and debentures | | 2,090,000 |
| Other liabilities | | |
| | | <u>5,716,796</u> |
| Total liabilities | | <u>$69,374,948</u> |
| | | |
| Minority interest in consolidated subsidiaries. | | 540,772 |
| | | |
| **EQUITY CAPITAL** | | |
| Perpetual preferred stock and related | | |
| surplus | | 0 |
| Common stock | | 1,135,284 |
| Surplus | | 1,056,295 |
| Retained earnings | | 4,463,720 |
| Accumulated other comprehensive income | | (112,002) |
| Other equity capital components | | 0 |
| Total equity capital | | <u>6,767,301</u> |
| Total liabilities minority interest and equity capital | | <u>$76,683,021</u> |

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.


Thomas J. Mastro,
Senior Vice President and Comptroller


We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi
Gerald L. Hassell         Directors
Alan R. Griffith